

August 24, 2012

Mark Widmar
Chief Financial Officer
First Solar, Inc.
350 West Washington Street
Suite 600
Tempe, Arizona 85281

      Re: First Solar, Inc.
                Form 10-K for the fiscal year ended December 31, 2011
                Filed February 29, 2012
                Form 10-Q for the fiscal quarter ended June 30, 2012
                Filed August 3, 2012
                File No. 001-33156

Dear Mr. Widmar:

We have reviewed your response dated August 3, 2012 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the fiscal quarter ended June 30, 2012

Condensed Consolidated Financial Statements

Note 21. Segment Reporting, page 40

1. We reference the disclosure that you allocate corporate costs to the components and systems segments based upon the estimated benefits provided to each segment. In future filings please disclose how you determine the relative estimated benefits in allocating costs to each segment. In addition, please disclose how you allocate infrequent and other miscellaneous items such as restructuring and impairment costs. Refer to FASB ASC 280-10-50-29(b).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 52

Systems Segment, page 62

2. We see that you attribute the increase in systems segment sales and cost of sales to the increase in the number of and size of "various" utility-scale solar power systems under construction. In future filings please enhance your disclosure to identify the specific projects that were the primary contributors to systems segment revenues and cost of revenues during the periods presented in the filing. In this regard, we see from your response to prior comment 6 that each project is unique with respect to pricing and the timing of when all revenue recognition criteria are met.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3800 with any other questions.

Sincerely,

/s/ Brian Cascio for

Amanda Ravitz
Assistant Director